UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Salary.com, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

794006106
(CUSIP Number)

Tushar Shah c/o Kinderhook GP, LLC One Executive Drive Suite 160 Fort Lee, NJ 07024 201-461-0955
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	794006106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kinderhook Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,616,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,616,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,616,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	794006106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kinderhook GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,616,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,616,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,616,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	794006106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tushar Shah

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,616,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,616,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,616,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	794006106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen J. Clearman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,616,070

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,616,070

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,616,070

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	794006106

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Salary.com, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 195 West Street, Waltham, Massachusetts 02451.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Kinderhook Partners, LP, a Delaware limited partnership (the “Partnership”), Kinderhook GP, LLC, a Delaware limited liability company and the general partner of the Partnership (“General Partner”), Tushar Shah, the co-managing member of the General Partner (“Mr. Shah”) and Stephen J. Clearman, the co-managing member of the General Partner (“Mr. Clearman”) (Partnership, General Partner, Mr. Shah and Mr. Clearman, collectively the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is: c/o Kinderhook GP, LLC One Executive Drive Suite 160 Fort Lee, NJ 07024
(c)
The principal business of the Partnership is to serve as a private investment vehicle.  The principal business of the General Partner is to serve as general partner to the Partnership.  The principal occupations of Mr. Shah and Mr. Clearman are investment management.

Mr. Shah and Mr. Clearman are the co-managing members of the General Partner responsible for making investment decisions with respect to the Partnership and, as a result, Mr. Shah and Mr. Clearman may be deemed to control such entities. Accordingly, Mr. Shah and Mr. Clearman may be deemed to have a beneficial interest in the shares of Common Stock by virtue of his indirect control of the Partnership’s and the General Partner’s power to vote and/or dispose of the shares of Common Stock. Mr. Shah and Mr. Clearman disclaim beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The citizenship of each Reporting Person is as follows:

Partnership: Delaware limited partnership;

General Partner: Delaware limited liability company;

Mr. Shah: Citizen of the United States of America; and

Mr.  Clearman: Citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the shares of Common Stock came from the working capital of the various funds and managed accounts of the Reporting Persons.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Common Stock of the Issuer for investment.  The  Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any material change in the present capitalization or dividend policy of the Issuer; (c) any material change in the operating policies or corporate structure of the Issuer; (d) any change in the Issuer’s charter or by-laws; (e) the Common Stock of the Issuer ceasing to be authorized to be quoted on the Nasdaq Global Market; or (f) causing the Issuer becoming eligible for termination of registration  pursuant to Section 12(g)(4) of the Exchange Act.

The Reporting Persons may be in contact with members of the Issuer’s management, board of directors, significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value, including the replacement of members of the Issuer’s board of directors.  Attached as Exhibit 2 is a letter dated April 3, 2009 from the Partnership to the Issuer’s board of directors, agreeing with the views of another shareholder that the board should include new directors who will represent the interests of those who have material shareholdings in the Issuer.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend  courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
According to the Issuer’s most recent report on Form 10-Q, there were 16,793,397 shares issued and outstanding as of February 1, 2009.  Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

The Partnership reports beneficial ownership of 1,616,070 shares of Common Stock, representing 9.6% of the Common Stock outstanding.

The Partnership has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,616,070 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,616,070 shares of Common Stock.

The Partnership specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

The General Partner reports beneficial ownership of 1,616,070 shares of Common Stock, representing 9.6% of the Common Stock outstanding.

The General Partner has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,616,070 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,616,070 shares of Common Stock.

The General Partner specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Mr. Shah may be deemed to be the beneficial owner of 1,616,070 shares of Common Stock, representing 9.6% of the Common Stock outstanding

Mr. Shah has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,616,070 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,616,070 shares of Common Stock.

Mr. Shah specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

Mr. Clearman may be deemed to be the beneficial owner of 1,616,070 shares of Common Stock, representing 9.6% of the Common Stock outstanding

Mr. Clearman has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,616,070 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,616,070 shares of Common Stock.

Mr. Clearman specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)	As of the date hereof, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Acquisition Statement

2.	Letter dated April 3, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2009

KINDERHOOK PARTNERS, LP* By: _/s/ Stephen J. Clearman_ Name: Stephen J. Clearman Title: Managing Member

KINDERHOOK GP, LLC* By: /s/ Stephen J. Clearman Name: Stephen J. Clearman Title: Managing Member

/s/ Tushar Shah* Name: Tushar Shah

/s/ Stephen J. Clearman* Name: Stephen J. Clearman

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 3, 2009

KINDERHOOK PARTNERS, LP* By: /s/ Stephen J. Clearman Name: Stephen J. Clearman Title: Managing Member
KINDERHOOK GP, LLC* By: /s/ Stephen J. Clearman Name: Stephen J. Clearman Title: Managing Member
/s/ Tushar Shah* Name: Tushar Shah
/s/ Stephen J. Clearman* Name: Stephen J. Clearman

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Exhibit 2

                1 Executive Dr.– Suite 160
                Fort Lee, NJ 07024
                T: (201)461-0955

                April 3, 2009

Salary.com, Inc.
195 West Street
Waltham, MA 02451

Attention: Board of Directors

Dear Sirs,

Kinderhook Partners, LP is a significant shareholder of Salary.com with current holdings equal to approximately 9.6% of the total shares outstanding.

We read William Martin’s letter dated March 18, 2009, which was contained in the Schedule 13D filed on March 19, 2009 by Raging Capital Management, LLC. We agree with the views that Mr. Martin expresses in his letter that the board should include new directors who will represent the interests of those who have material shareholdings in the company.  The board has the opportunity to replace two of the non-employee directors with two new directors that have material ownership in the company at the company’s next Annual Meeting of Stockholders.  We strongly urge the board to do so.

We would welcome the opportunity to discuss this, and other ways to increase shareholder value, with a representative of the board.

Very truly yours,

KINDERHOOK PARTNERS, LP

By: /s/ Tushar Shah
Name: Tushar Shah
Title: Managing Member

SK 21702 0001 983070